REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT
                     FILED UNDER THE SECURITIES ACT OF 1933

                        Peak Entertainment Holdings, Inc.
                           Bagshaw Hall, Bagshaw Hill
                        Bakewell, Derbyshire, UK DE45 1DL
                             Tel: +44(0)1629 814555
                             Fax: +44(0)1629 813539

                                                                 January 9, 2004

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.:  Joshua England, Mail Stop 4-7

         Re:      Peak Entertainment Holdings, Inc.
                  Application for Withdrawal of Registration Statement on Form SB-2 Registration Statement on Form SB-2, as amended Originally Filed June 17, 2003 File No. 333-106204

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Peak Entertainment Holdings, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all amendments thereto, Commission File No. 333-64532 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 17, 2003. Amendment No. 1 to the Registration Statement was filed on August 5, 2003.

         The Company has repurchased and retired the convertible securities the underlying common stock for which the above-referenced Registration Statement was filed, and, therefore, the Company requests the withdrawal of the above-referenced Registration Statement. No securities were sold in connection with the offering contemplated by the Registration Statement.

         The Company intends to submit a new registration statement for shares of common stock underlying newly issued convertible securities. We intend to submit a new registration statement within the next two weeks.

         If you have any questions regarding the foregoing application for withdrawal, please contact Law Offices of Dan Brecher, legal counsel to the Registrant, at (212) 286-0747.
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                                       Sincerely,

                                       Peak Entertainment Holdings, Inc.

                                       /s/ Wilf Shorrocks
                                       President and Chairman of the Board
cc:  Dan Brecher, Esq.